

May 12, 2010

Mr. Colman Cheng
Chief Financial Officer
China Nutrifruit Group Limited
5th Floor, Chuangye Building, Chuangye Plaza
Industrial Zone 3, Daqing Hi-Tech Industrial Development Zone
Daqing, Heilongjiang 163316
People's Republic of China

> **Re:** **China Nutrifruit Group Limited**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 30, 2009**
> **Response Letter Dated May 7, 2010**
> **File No. 001-34440**

Dear Mr. Cheng:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2009

Note 1 – Nature of Business, page 58

1.   We note your response to our prior comment number two. To assist us in evaluating your response, please provide us with a timeline of the events surrounding the escrow arrangement, the terms and dates for settlement of the escrow account, and the dates or financial periods in which accounting recognition occurred. Please also tell us the intended objective of the escrow agreement and any other terms that may impact the outcome of the agreement (e.g. whether Mr. Kung's continued involvement with the Company was required or whether it was solely based on the financial results). In your response, please

> clarify whether the shares were issued by the Company to Mr. Kung and then placed into escrow, whether he purchased the shares in a private placement transaction, or whether Mr. Kung owned the shares through a prior transaction.

Note 10 – Provision for Income Taxes, page 68

2. We note from your response to our prior comment number four that your "tax losses not yet recognized" relate to tax benefits you do not expect to realize and thus have been subject to a full valuation allowance. However, we note that your valuation allowance increased by $3,867,058 at March 31, 2009 compared to March 31, 2008 while your revised reconciliation appears to only attribute $317,716 to "tax losses not yet recognized". Please explain why these amounts differ. Please also modify your title of "tax losses not yet recognized" or expand your disclosure to make clear that this amount relates to the increase in your valuation allowance.

3. We note U.S. income taxes and foreign withholding taxes were not recognized on undistributed earnings of your PRC subsidiary (Daqing Longheda Food) because you intend to indefinitely reinvest your PRC subsidiary earnings. From your response to our prior comment number three, we also note you do not anticipate generating taxable income in the U.S. (China Nutrifruit), British Virgin Islands (Fezdale Investments) or Hong Kong (Solar Sun Holding). Please tell us how you intend to obtain the resources to fund the future losses of these entities and whether you have the ability to obtain those resources without repatriating indefinitely reinvested PRC subsidiary earnings. Please be specific in your response and address the timing of your planned resources versus your funding needs.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief